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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood
(No. and Street)

Edison (City) New Jersey (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Mullins 310-776-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 9/20/13

KW 9/20/13

OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Financial Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

State of California
County of Los Angeles }

On 8/22/13 (Date) before me, Elizabeth Marie Barnett (Here Insert Name and Title of the Officer),

personally appeared Gerard Mullins (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ELIZABETH MARIE BARNETT
Commission # 1867853
Notary Public - California
Los Angeles County
My Comm. Expires Oct 10, 2013

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature: [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form

Document Date: 8/22/13 Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________

☐ Corporate Officer — Title(s): ____________
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________

☐ Corporate Officer — Title(s): ____________
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Georgeson Securities Corporation
Index
June 30, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

We have audited the accompanying financial statements of Georgeson Securities Corporation, which comprise the statement of financial condition as of June 30, 2013, and the related statement of income, of changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgeson Securities Corporation at June 30, 2013, and the

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 28, 2013

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2013

Assets	
Cash and cash equivalents	$ 6,344,693
Cash segregated for regulatory purposes	5,664,244
Accounts receivable, net of allowance for returned tenders of $30,456	837,686
Prepaid and other assets	149,469
Receivable from affiliates (Note 5)	124,552
Deferred tax assets	35,998
Total assets	$13,156,642
Liabilities and stockholder's equity	
Payable to affiliates (Note 5)	$ 1,281,755
Amounts owed to customers	1,588,231
Other liabilities (Note 4)	942,789
Total liabilities	$ 3,812,775
Stockholder's equity	
Common stock, $0.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	523,996
Retained earnings	8,819,869
Total stockholder's equity	9,343,867
Total liabilities and stockholder's equity	$13,156,642

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2013

Revenue	
Fee income	$10,715,051
Internal revenue (Note 5)	5,799,198
Interest income	98,241
Total revenue	16,612,490
Expenses	
Compensation and benefits (Note 5)	4,147,392
Brokerage commissions	3,049,919
Management and overhead expenses (Note 5)	1,611,265
Transfer agent expenses (Note 5)	1,501,245
General and administrative expenses	1,238,187
Technology and printing expenses paid to affiliates (Note 5)	1,194,357
Occupancy expenses (Note 5)	443,075
Total expenses	13,185,440
Income before income taxes	3,427,050
Income tax expense	1,396,016
Net income	$2,031,034

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2013

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance July 1, 2012	200	$ 2	$523,996	$7,588,835	$8,112,833
Dividend paid	-	-	-	(800,000)	(800,000)
Net income	-	-	-	2,031,034	2,031,034
Balance June 30, 2013	200	$ 2	$523,996	$ 8,819,869	$ 9,343,867

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2013

Cash flows from operating activities	
Net income	$ 2,031,034
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in cash segregated for regulatory purposes	233,187
Increase in accounts receivable, net	(147,825)
Decrease in prepaid and other assets	23,931
Decrease in receivable from affiliates	81,161
Decrease in deferred tax assets	159,966
Increase in payable to affiliates	707,378
Increase in amounts owed to customers	249,831
Increase in other liabilities	273,476
Net cash provided by operating activities	3,612,139
Cash flow from financing activities	
Dividend paid to Parent	(800,000)
Net cash used in financing activities	(800,000)
Net increase in cash and cash equivalents	2,812,139
Cash and cash equivalents	
Beginning of period	3,532,554
End of period	6,344,693
Supplemental disclosure:	
Income taxes paid	$ 542,022

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned subsidiary of Georgeson, Inc. (the "Parent"), the ultimate parent of which is Computershare Limited, a publicly-held Australian corporation.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. No cash equivalents were held at period end.

Cash Segregated for Regulatory Purposes

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve account for the benefit of its customers.

Revenue Recognition

GSEC, for the period ended June 30, 2013, had two primary revenue streams. These revenue streams are segregated by fixed fee revenue and percentage-based revenue. Collectively, these two revenue streams are presented within Fee income on the Statement of Income.

Fixed fee income is earned on a shareholder transaction in the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

GSEC introduced a percentage-based fee program during the period ended June 30, 2013. In the past, GSEC's Fee income was based solely on a per share basis (eg. $1.00 per share). The business now offers the issuers the choice of how the fee is presented to shareholders who participate in the Post Merger Cleanup programs. Since percentage-based share program fees are not fixed until trade date, GSEC has adopted a policy to recognize revenues on a trade date basis for these percentage-based fee programs.

Also included in Fee income on the Statement of Income is referral fee income earned from Bank of New York Mellon Capital Markets. Referral fee income is earned on a per share traded basis and recognized in the period that the referred share is traded, provided there is persuasive evidence of an agreement and collectability is reasonably assured. Referral fee revenue of $771,148 was recorded during the year ended June 30, 2013 of which $377,257 related to shares traded in the prior year. Such prior year trades were not recorded as revenue as they had not met the criteria for recognition. GSEC does not expect referral fee revenue in future periods.

Brokerage commissions including related internal revenue and the related clearing charges are recorded on an accrual basis, based on trade date.

Interest income is recognized as earned.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Financial Instruments

The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Other Liabilities

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and ConvergEx Group Execution Solutions. At June 30, 2013, the amount payable to the clearing brokers is $546,656, which is included in Other liabilities on the Statement of Financial Condition.

5. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. For the year ended June 30, 2013, management and overhead expenses charged back to the Company totaled $1,611,265. Utilities and other property-related expenses charged back to the Company totaled $318,677, which is included in Occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2013, mailing and printing costs totaled $315,890, and infrastructure and system support charges totaled $878,467.

The Company has an agreement with affiliates regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $1,500,228, including expenses of $155,818 for services performed on behalf of its Parent. These fees are included in the Transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $97,183 as its matching contribution to the plan for the year ended June 30, 2013, which is recorded within Compensation and benefits expense on the Statement of Income.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $316,019 which is recorded in Compensation and benefits expense on the Statement of Income for the year ended June 30, 2013.

Introducing fee revenue of $5,674,998 was recognized from the affiliated companies during the year ended June 30, 2013. Dealer Manager Product revenue with Georgeson, Inc. accounted for $124,200. Both amounts are listed under Internal revenue on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2013, the receivable from affiliates and the payable to affiliates amounted to $124,552 and $1,281,755, respectively.

6. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the broker dealer is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2013, the Company had net capital of $8,199,372 which was $7,949,372 in excess of its required net capital of $250,000. At June 30, 2013, the Company had aggregate debit items of $0.

7. Income Taxes

The Company is part of a group that files consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis except that for combined state and city returns it uses the apportionment percentages of the overall combined group. At June 30, 2013, the current payable due related to U.S. Federal and combined state and city income tax returns of $935,181 are included in Payable due to the affiliates on the Statement of Financial Condition. The separate state returns current payable due is $55,759 and is included in Other liabilities on the Statement of Financial Condition. Amounts due to the affiliates with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2013 consists of the following:

Current tax expense	$1,236,050
Deferred tax expense	159,966
Income tax expense	$1,396,016

The effective tax rate differs from the Federal statutory rate primarily due to state and local taxes.

The deferred tax assets at June 30, 2013 consist of the following:

Charitable contributions	$ 145
Allowance for returned tenders	12,582
Accrued expenses	23,271
Deferred Tax Assets	$ 35,998

For the year ended June 30, 2013, the Company had no unrecognized tax benefits. Accordingly, the Company has not recognized or accrued any interest or penalties for the year ended June 30, 2013.

The consolidated group, for which the Company is a part of, and the Company file tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year end June 30, 2009 forward.

8. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

9. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2013.

10. Segregated Cash

Cash of $5,664,244 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $1,588,231 was required to be on deposit at June 30, 2013.

11. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

12. Subsequent Events

Subsequent events have been evaluated through August 28, 2013, the date of the Independent Auditors Report. On July 24, 2013, the Company declared and paid a dividend in the amount of $1,000,000 to its immediate parent, Georgeson, Inc. No other subsequent events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2013 **Schedule I**

Net capital	
Total stockholder's equity	$ 9,343,867
Deductions	
Non-allowable assets:	
Accounts receivable, net of allowance for returned tenders	837,686
Receivable from affiliates	124,552
Prepaid and other assets	146,259
Deferred tax assets	35,998
Net capital	$ 8,199,372
Combined aggregate debit items	$ 0
Computation of alternative net capital requirement	
Minimum required net capital (the greater of $250,000 or 2% of combined aggregate debit items)	$ 250,000
Excess net capital over minimum required	$ 7,949,372

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's amended June 30, 2013 Form X-17a-5, as dated August 27, 2013.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013 **Schedule II**

Free credit balances in customers' securities accounts	$	1,588,231
Market value of securities in excess of 40 calendar days and which have not been confirmed		0
Total credits		1,588,231
Total debits		0
Excess of total credits over total debits		1,588,231
Amount held on deposit in reserve bank account	$	5,664,244

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's amended June 30, 2013 Form X-17a-5, as dated August 27, 2013.

Georgeson Securities Corporation

Information relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
As of June 30, 2013 **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items $ 0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items $ 0

Report of Independent Auditors on Internal Control Required by the Securities and Exchange Commission Rule 17a-5(g) (1)

To the Board of Directors and Stockholder of Georgeson Securities Corporation:

In planning and performing our audit of the financial statements of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Because the Company does not perform purchase and sale transactions which they clear for customers under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System ("Regulation T"), we did not review the practices and procedures performed by the Company to comply with the requirements for prompt payment for securities under Regulation T.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013

AMENDED.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended June 30, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837-3852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Harold Kaplan (201) 386-3340

2. A. General Assessment (item 2e from page 2) $33,906

B. Less payment made with SIPC-6 filed (exclude interest) (33,706)
January 18, 2013 July 15, 2013
Date Paid

C. Less prior overpayment applied (1,673)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(1,473)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(1,473)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of August, 20 13.

SVP/Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, , 20 12
and ending June 30, , 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,612,490
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	16,612,490
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,049,919
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,049,919
2d. SIPC Net Operating Revenues	$ 13,562,571
2e. General Assessment @ .0025	$ 33,906

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To The Board of Directors of Georgeson Securities Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying amended General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of the amended Form SIPC-7 dated August 27, 2013, with the respective cash disbursement records entries, which agreed to the wire documentation and general ledger entries noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended June 30, 2013 to the Total revenue amount of $16,612,490 reported on page 2, item 2a of the amended Form SIPC-7 dated August 27, 2013 for the year ended June 30, 2013, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of the amended Form SIPC-7 dated August 27, 2013, with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c (3), commissions, of $3,049,919 to page 4 of the audited Form X-17A-5, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 dated August 27, 2013, and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $13,562,571 and $33,906, respectively, on the amended Form SIPC-7 dated August 27, 2013, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of the amended Form SIPC-7 dated August 27, 2013, with correspondence provided to us between the Company and Linda M. Siemers of SIPC on January 10,

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

pwc

2013. The correspondence indicated that the company should apply an overpayment of $1,673 to its SIPC-6 and SIPC-7 Forms. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of Georgeson Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013